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May 11, 2005

Michele M. Anderson,

     Legal Branch Chief, Division of Corporation Finance,
               Securities and Exchange Commission,
                    450 Fifth Street, N.W.,
                         Washington, D.C. 20549-0510.

Re:	Responses to Comments on Amendment No. 1 to the Registration Statement
on Form S-4 filed by SBC Communications Inc. on April 20, 2005
(File No. 333-123283)

Dear Ms. Anderson:

                  SBC Communications Inc. (“SBC”) today filed Amendment No. 2 to its Registration Statement on Form S-4 (File No. 333-123283) (“Amendment No. 2”), including a Prospectus of SBC and a Proxy Statement of AT&T Corp. (“AT&T”). This letter, which is being submitted on behalf of SBC and AT&T, responds to your letter, dated May 6, 2005, relating to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced Registration Statement and certain related documents.

                  The responses to the Staff’s comments are numbered to relate to the corresponding comments in your letter of May 6, 2005. For your convenience, we have also included the text of each of your comments. In general, the information contained in this letter with respect to SBC has been furnished by SBC and the information contained in this letter with respect to AT&T has been furnished by AT&T. All page references in this letter are to the pages of Amendment No. 2 in the form filed today with the Commission.

AMENDMENT NO. 1 TO FORM S-4

1.	We note the response to our prior comment #5. We note the characterization of the special dividend as a dividend is based on the “advice” of Wachtell. We further note that the tax opinions filed as Exhibits 8.1 and 8.2 do not address this characterization. Note the

Michele M. Anderson
May 11, 2005

Item 60l(b)(8) of Regulation S-K requirement for a tax opinion when “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” In your response letter, please explain why no tax opinion is required to support the characterization of the special dividend. Otherwise, please have tax counsel opine on the characterization.

In response to the Staff’s comment, tax counsel to AT&T has revised its form of tax opinion to include an opinion with respect to the characterization of the special dividend. We have revised the disclosure on pages 3 and 54 accordingly.

Summary, page 1

2.	Revise the summary of the material U.S. federal income tax consequences on page 3 to state in clear, plain language how AT&T shareholders will be taxed. For example, state that shareholders will be taxed on the cash they will receive as a special dividend but not on the receipt of SBC common stock issued in exchange for AT&T common stock. Similarly clarify how shareholders will be taxed if the merger is restructured to satisfy the tax opinion conditions.

In response to the Staff’s comment, we have revised the disclosure on pages 3-4 and 54-55.

The Merger, page 24

Background of the Merger, page 24

3.	We note the revisions made in response to our prior comments #14 and #16. Provide an expanded discussion of the degree to which AT&T’s management considered transactions with third parties. Disclose the approximate number of parties with whom AT&T’s management had discussions and clarify the extent of the discussions, including whether AT&T received any preliminary indications of interest. Also expand your disclosure of the reasons why the AT&T board believed that transactions with third parties “did not appear achievable in the near term based on prior discussions with such parties and/or did not appear to offer an equivalent level of synergies as compared to the potential transaction with SBC.” The expanded disclosure should be sufficiently detailed so that readers can understand the AT&T board’s reasoning regarding this issue. Moreover, as previously requested, explain what consideration the AT&T board gave to soliciting bids from third parties when SBC refused to adjust the exchange ratio in late January 2005.

Michele M. Anderson
May 11, 2005

In response to the Staff’s comment, we have revised the disclosure on pages 28 through 31.

4.	We note that the 10%-15% premium was first quantified at the January 21, 2005 meeting. Please explain how this specific range was determined.

In response to the Staff’s comment, we have revised the disclosure on page 29.

5.	Discuss how the parties negotiated the percentage of SBC common shares that the AT&T shareholders would own upon completion of the merger, as requested in prior comment #19.

In response to the Staff’s comment, we have revised the disclosure on pages 30 and 31.

6.	We note your response to our prior comment #24. In your response letter, please provide a more detailed analysis explaining why the presentations made by SBC’s financial advisors to SBC’s management should not be viewed as material to an investment decision by AT&T shareholders. Your response should describe the nature of the information presented.

SBC advises the Staff, on a supplemental basis, that SBC’s financial advisors provided to the SBC board of directors opinions as to the fairness of the transaction to SBC. Those opinions, and the related presentations, did not discuss the fairness to AT&T’s shareholders of the consideration that would be paid to AT&T’s shareholders but rather were prepared and structured with a view towards the effects of the transaction on SBC and the SBC stockholders. Consistent with its fiduciary duties, the SBC board of directors considered the advisability of the merger with respect to SBC and the SBC stockholders, not AT&T’s shareholders. Accordingly, SBC respectfully advises the Staff that it believes that the presentations made, and opinions delivered, by SBC’s financial advisors to the SBC board of directors are not material to the investment decision being made by AT&T’s shareholders in connection with their vote on the adoption of the merger agreement, as the views of SBC’s financial advisors with respect to the benefits of the transaction for SBC do not have any material bearing on the investment decision to be made by AT&T’s shareholders.

SBC’s Reasons for the Merger, page 27

7.	Revise the reference to “numerous third party analyses” on page 30 to indicate that the information is publicly available, as suggested by your response to our prior comment #24. Also summarize the business and financial information about AT&T contained in the third party analyses and newspaper articles that SBC reviewed.

Michele M. Anderson
May 11, 2005

In response to the Staff’s comment, we have revised the disclosure on page 34. In addition, SBC respectfully advises the Staff that the newspaper articles and other publicly available third party analysts’ reports were provided to the SBC board of directors solely as background materials in connection with its consideration of the merger. Such articles and reports were not commissioned by, or prepared for, SBC or the SBC board of directors. Because SBC had no involvement in the preparation of these materials, it cannot take responsibility for the information that was included in them. In addition, SBC does not believe that the content of these materials was of material significance to the SBC board of directors’ consideration of the merger. Accordingly, SBC respectfully submits that it should not summarize any business, financial or other information contained in such articles and reports.

AT&T’s Reasons for the Merger, page 30

8.	Please explain in greater detail why the AT&T board viewed the last two bullet-pointed factors on page 30 as generally supporting its decision. For example, describe what the board considered with respect to SBC’s business, operations, financial condition, etc., as well as what it considered to be the “likely effect” of the industry and economic conditions.

In response to the Staff’s comment, we have revised the disclosure on page 35.

9.	Revise the AT&T board’s reference to the financial analyses of CSFB and Morgan Stanley to address the fact that a substantial portion of the fees payable to the advisors is contingent upon shareholder approval and the consummation of the transaction. Refer to prior comment #36.

In response to the Staff’s comment, we have revised the disclosure on page 36.

Opinions of AT&T Financial Advisors, page 35

10.	We note your response to our prior comment #31. However, it is unclear from your response whether SBC prepared and provided financial projections to Morgan Stanley and CSFB, who subsequently did not rely on the projections. Please clarify. If Morgan Stanley and CSFB did not rely on projections provided and prepared by SBC, then revise your disclosure on page 36 (“. . .reviewed. . .financial forecasts for 2005 through 2007 prepared and provided to CSFB by SBC. . .”) and page 38 (“...reviewed certain financial projections for 2005 through 2007 prepared by the management of SBC. . .”) to reflect the nature of the actual use of any SBC-prepared projections. Also provide us with a copy of the SBC-prepared projections with your next response letter.

Michele M. Anderson
May 11, 2005

We note, on a supplemental basis, that CSFB and Morgan Stanley have advised us that they compared the publicly available research analyst estimates concerning SBC for 2005 through 2007 to financial forecasts of the management of SBC and discussed such forecasts with the management of SBC. The financial forecasts concerning SBC for 2005 through 2007 prepared by the management of SBC were not inconsistent with the analysis that CSFB and Morgan Stanley had compiled based upon publicly available information. Based in part on each advisor’s comparison of publicly available research analyst estimates concerning SBC for 2005 through 2007 to the financial forecasts of the management of SBC for such years and discussions with the management of SBC, each advisor assumed that such analyst estimates represented reasonable estimates and judgments as to the future financial performance of SBC. In addition, with respect to the disclosure referred to in the Staff’s comment, we respectfully submit that, as such disclosure tracks the text of CSFB’s and Morgan Stanley’s respective fairness opinions, greater detail is not appropriate, as it would not accurately reflect such fairness opinions. We have, however, revised the disclosure on pages 45 and 46 in response to the Staff’s comment.

Finally, we are providing supplementally under separate cover a copy of the SBC-prepared projections for 2005, copies of which were provided to CSFB and Morgan Stanley by SBC. SBC respectfully advises the Staff that CSFB and Morgan Stanley were not provided copies of the SBC-prepared projections for 2006 and 2007; rather, SBC permitted CSFB and Morgan Stanley to view the projections for such years briefly without taking notes. Given the limited opportunity to review the financial projections for 2006 and 2007 that SBC provided to AT&T’s financial advisors, SBC has not provided such projections supplementally to the Staff.

11.	We note your response to our prior comment #33. As previously requested by that comment, please provide us with copies of the engagement letters for CSFB’s and Morgan Stanley’s services. We refer you to Rule 418 of Regulation C, which allows requests for supplemental information concerning the registration statement. If you wish, you may request the return of the engagement letters pursuant to Rule 418(b).

In response to the Staff’s comment, copies of the engagement letters for CSFB’s and Morgan Stanley’s services are being provided supplementally to the Staff under separate cover.

Michele M. Anderson
May 11, 2005

12.	As requested by our prior comment #35, please explain in reasonable detail the consideration the AT&T board gave to the fact that both of its financial advisors have provided past services to SBC.

In response to the Staff’s comment, we have revised the disclosure on pages 41 and 44.

13.	As requested by our prior comment #39, please describe in greater detail the criteria used to select the “comparable companies” used in the discounted cash flow analysis. Clarify why the comparable companies selected for purposes of the discounted cash flow analysis were different from those utilized in the selected company analysis on page 42.

We respectfully note that CSFB and Morgan Stanley have advised us that, with respect to the selected company analysis, they determined that while there was no company that was “comparable” to AT&T with respect to its industry, financial and operational profile, the company most similar for purposes of such analysis was MCI. On the other hand, the discounted cash flow analysis performed by CSFB and Morgan Stanley utilized a weighted average cost of capital analysis, which is a more flexible method of analysis allowing for a wider range of “comparable companies” to be included, such companies being MCI, BellSouth, Verizon and SBC.

14.	Indicate how the range of discount rates used in the discounted cash flow analysis compared to those pertaining to the selected comparable companies.

We respectfully note that CSFB and Morgan Stanley have informed us that, in performing the discounted cash flow analysis, they did not determine a range of discount rates for the selected comparable companies. CSFB and Morgan Stanley chose the discount rates utilized based upon an analysis of the weighted average costs of capital of AT&T and SBC and their reviews of related information for selected comparable companies. We have revised the disclosure on page 45 to clarify this step in the analysis.

15.	As requested by our prior comments #43 and #46, please explain in greater detail how the implied exchange ratios used in the contribution analysis and described on page 43 were calculated. Your revisions should include useful disclosure (including, when appropriate, quantified disclosure) that provides a clearer understanding of how these specific ranges were calculated.

In response to the Staff’s comment, we have revised the disclosure on pages 46 and 48.

Michele M. Anderson
May 11, 2005

Interests of AT&T Executive Officers and Directors in the Merger, page 44

16.	We note your response to our prior comment #48. Please disclose in the registration statement that:

•	SBC must consent to a waiver of the retention program’s limits;

•	there are no prescribed limits on the amount of the bonuses in excess of three times the executive officer’s annual base salary; and

•	because the retention program does not prescribe any circumstances in which SBC may or may not permit AT&T to pay a bonus exceeding the program’s limits, SBC has sole discretion in determining when to consent to a waiver of the program’s limits.

In response to the Staff’s comment, we have revised the disclosure on page 51.

The Merger Agreement, page 54

17.	You state in the second sentence of the second paragraph that the representations and warranties set forth in the merger agreement were “solely for the benefit of the parties” to the agreement. In addition, the fourth sentence states that investors “should not rely” upon the disclosures regarding representations and warranties “as statements of factual information since they were intended to be limited to the parties” to the agreement. These statements appear to limit reliance by investors on the descriptions of the representations and warranties. Note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. As a result, we view these limitations as inappropriate since the disclosures regarding the merger agreement are being provided to shareholders in a public disclosure document under the federal securities laws. Please revise to delete these limitations.

In response to the Staff’s comment, we have revised the disclosure on page 59.

18.	Please be advised that notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Include disclosure acknowledging that if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Michele M. Anderson
May 11, 2005

SBC and AT&T advise the Staff that they are aware that the referenced language in the registration statement does not alter their obligations under applicable securities laws and that they have carefully considered whether any additional specific disclosures of material information regarding provisions of the merger agreement are required to meet those obligations.

19.	We note your statement that “[i]nformation about SBC or AT&T can be found elsewhere in this document and in public filings each of SBC and AT&T makes with the SEC.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

In response to the Staff’s comment, we have revised the disclosure on page 59.

Where you can Find More Information, page 144

AT&T Corp., Form 10-K for the fiscal year ended December 31, 2004

20.	We note your response to our prior comment #61 and the supplemental response dated May 5, 2005. To assist us in assessing your responses, please provide us with further explanation of the basis for your conclusions as to CATT’s materiality to AT&T, and whether CATT constitutes a material investment risk for AT&T security holders or poses a substantial negative risk with respect to AT&T’s reputation or share value. In this regard, please tell us why AT&T continues to pay the salaries of the 5 Cuban nationals who previously supported the cable landing site, and whether those individuals pay for the office space they occupy in Havana.

With respect to AT&T’s other Cuba-related operations described in your response, and considering Cuba’s status as a country subject to OFAC-administered economic sanctions and identified by the U.S. State Department as a state sponsor of terrorism, please address for us (i) the materiality to the company of its activities in providing and/or facilitating telecommunications and voice services to Cuba, including to some governmental entities, and (ii) whether those activities constitute a material investment risk for AT&T security holders, by virtue of potential risk to the company’s reputation or share value, or otherwise. Provide sufficient explanation for us to understand the bases for your views. Please also clarify for us whether the customers who pay AT&T for its half-channel services include Cuban persons or the Cuban government. Finally, please ensure that the supplemental response dated May 5, 2005 is filed on EDGAR.

Michele M. Anderson
May 11, 2005

AT&T advises the Staff that the supplemental response dated May 5, 2005 is being filed on EDGAR as correspondence. In addition, AT&T advises the Staff, on a supplemental basis, as follows:

As stated in AT&T’s prior submissions, CATT does not currently provide or facilitate telecommunications and voice service between the US and Cuba. CATT has 5 employees in Cuba: a telecommunications business manager, the Secretary of the Board and legal representative, two accountants and one engineer. These individuals have been employees of CATT for many years, some since before 1959. Because of the reduced company activity in the last two years, these employees no longer are required to report to an office on a daily basis. However, they continue to maintain in effect CATT’s corporate existence. The Board Secretary, who has been associated with the company since before 1959, is a Cuban lawyer as required under the Cuban Corporation Law prior to 1959. Although private corporations are rare in Cuba, this legal requirement remains in effect. CATT holds a telecommunications facilities concession, granted about the time of its incorporation in 1919, to own and operate any telecommunications facilities between Cuba and any other country in the world. The concession has no termination date. As a concessionaire CATT is required to file monthly financial reports with the Ministry of Communications, which activity it performs through the two CATT accountants. The activities of the other two employees have been significantly curtailed as a result of the suspension of direct voice services and the retirement of the US-Cuba No. 7 Cable. However, in the event that direct interconnection with the Cuban telephone company, Empresa de Telecomunicaciones de Cuba, S.A. (ETECSA), is renewed in the future their services will again be required. The annual cost to CATT for these 5 employees is US$60,000 in the aggregate. This amount is licensed by the US Treasury Department’s Office of Foreign Assets Control (“OFAC”) on an annual basis pursuant to the Cuban Assets Control Regulations, 31 CFR parts 501 and 515, and it is paid from the funds attributable to CATT in the blocked account. AT&T provides telecommunications services between the U.S. and Cuba pursuant to Section 214 authorization from the Federal Communications Commission. CATT has enabled the provision of those services through the operation of cable facilities. Although it currently does not do so, AT&T is not certain that it will not do so in the future. Accordingly, AT&T continues to direct the payment of the CATT employees in order to maintain CATT’s corporate existence and the capability to provide such facilities.

Michele M. Anderson
May 11, 2005

CATT has no recorded assets other than the monies attributable to it in the blocked account. CATT does not pay any rent, property taxes or any other fees for the office space it occupies, which serves as its official legal domicile. This space was registered in the name of CATT in the late 1970’s following the changes brought about by the Urban Reform Law of 1960. It is AT&T’s understanding that CATT alone is permitted to occupy the space and is not permitted to sell or otherwise alienate the space under current Cuban law.

As stated in AT&T’s prior submissions, all AT&T transactions with a Cuban national, including CATT, have been duly licensed by OFAC since the issuance of the Cuban Assets Control Regulations (“CACR”), 31 C.F.R. Part 515, in 1963. OFAC is responsible for administering the regulations on a daily basis; however, it is AT&T’s understanding that OFAC routinely consults with the U.S. Department of State regarding the interpretation of these regulations and the current U.S. foreign policy toward Cuba. While these regulations froze trade and financial transactions with Cuba, CATT and AT&T continued to operate under a general license issued to telecommunications carriers which allowed for the provision of telecommunications services and also allowed for current settlement payments. In October 1966, OFAC rescinded those general licenses and issued specific licenses to AT&T and CATT, under the CACR. This license expressly permitted AT&T to debit funds from the amounts owed to CATT for authorized transactions prior to deposit in the blocked funds. These authorized transactions included repairs, services and necessary operating costs incurred by AT&T on behalf of CATT. In March 1979, the blocked funds were transferred to an interest bearing account at the Chase Manhattan Bank in New York in accordance with updated guidelines issued by OFAC. In 1992, Congress enacted the Cuban Democracy Act (22 U.S.C. §2001 et seq.), which, inter alia, exempts from the embargo the provision of telecommunication services between the United States and Cuba, and further authorizes such telecommunication facilities as are necessary to provide “efficient and adequate telecommunication services between the United States and Cuba” (See Section 6004(e)).

In response to the last question in the Staff’s comment, to AT&T’s knowledge the only Cuban national or entity that AT&T provides half-channel service to is the International Private Line service to the Cuban Interest Section in Washington D.C. The fees for this service are paid by ETECSA on behalf of the Cuban Interest Section through a Canadian bank.

Michele M. Anderson
May 11, 2005

AT&T does not believe that any of these activities is material to investors or constitutes an investment risk by virtue of any potential risk to AT&T’s reputation or share value or otherwise. AT&T bases this belief on the fact that its activities in Cuba are so de minimis as to be immaterial to any investor. In 2004, the total number of minutes terminated in Cuba was approximately 40 million – representing approximately one-fifth of 1% of AT&T’s 14 billion minutes of international traffic. Furthermore, AT&T’s participation in the provision of services between the United States and Cuba is authorized and encouraged by the Cuban Democracy Act, is well known by the US government and is conducted through a specific license to AT&T granted by OFAC and appropriate Section 214 authority under applicable FCC regulations. All of AT&T’s activities have been duly licensed by OFAC and have been in full compliance with all applicable laws and regulations. Indeed, AT&T believes that the fact that the US government asks AT&T to provide services in connection with military and other operations in Cuba is evidence that its reputation is not impaired by these activities.

Annex A

21.	The note you added to the cover page of the merger agreement indicates that the document does not contain the disclosure letters delivered by the respective parties. Please file a list that briefly identifies the subject matter of the omitted disclosure letters, as required by Item 601(b)(2) of Regulation S-K. Refer to prior comment #62.

In response to the Staff’s comment, we have revised the filing to include Exhibit 2.2.

Exhibit 8.2

22.	Please delete the statement “this opinion is not to be relied on for any other purpose or by any other person or entity without our consent.”

Language that suggests investors may not rely on the tax opinion is inappropriate.

In response to the Staff’s comment, this tax opinion has been revised accordingly.

* * *

     Please contact me at (212) 558-4801, via fax at (212) 558-3588 or via e-mail at hamiltonb@sullcrom.com if you have any comments or questions about this letter.

Very truly yours,
/s/ Brian E. Hamilton
Brian E. Hamilton

Michele M. Anderson
May 11, 2005

cc:	Wayne A. Wirtz, Esq.
SBC Communications Inc.
175 East Houston
San Antonio, Texas 78205

Robert S. Feit, Esq.
AT&T Corp.
One AT&T Way
Bedminster, New Jersey 07921

Steven A. Rosenblum, Esq.
Stephanie J. Seligman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

Benjamin F. Stapleton, Esq.
John J. O’Brien, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004